Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Terrance James Reilly D 215.981.4689 terrance.reilly@troutman.com

November 3, 2021

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Genuine Investors ETF

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On August 6, 2021, Valued Advisers Trust (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 354 to its Registration Statement on Form N-1A (“PEA No. 354”). PEA No. 354 was filed pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended. PEA No. 354 was filed to create a new series of shares of the Trust, Genuine Investors ETF (the “Fund”).

The Fund is an exchange traded fund (an “ETF”). Globescan Capital Inc., dba GCI Investors, is the investment adviser to the Fund (the “Adviser”).

On September 20, 2021, the Trust received verbal comments on PEA No. 354 during a telephone call from Samantha A. Brutlag of the Staff of the Division of Investment Management. The Staff’s comments are in italics with the Trust’s responses below each comment.

1.	On page 1, the Staff commented that the Fund’s Investment Objective language doesn’t explain how the Fund intends to achieve its investment objective of providing “risk-adjusted returns?”

RESPONSE: The Fund’s Investment Objective has been revised. The Fund seeks to achieve its investment objective by investing in an equity portfolio of U.S. listed securities. The investment objective now states:

“The Genuine Investors ETF (the “Fund”) seeks to provide investors with attractive long-term risk-adjusted returns by investing in an equity portfolio of U.S. listed securities.”

2.	The Staff commented that nothing in the prospectus indicates that the Fund has a fundamental policy of concentrating in a particular industry. The Staff noted that the

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“Investment Objective” and the “Principal Investment Strategies” sections each use the term “concentrated.” The Staff requested that the Fund eliminate references throughout the documents to the term “concentrated.” The Staff noted that concentration is a defined concept in the Investment Company Act of 1940 (the “1940 Act”). It is also a fundamental policy of the Fund.

RESPONSE: The changes the Staff requested have been made.

3.	The Staff asked what the Fund means by the phrase “concentrated, fundamentals focused equity portfolio?”

RESPONSE: The phrase has been eliminated.

4.	On the Fee Table, in footnote No. 2, where the Fund is discussing “Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursement,” the Staff requested that the Fund remove the phrase “by mutual consent of the Adviser” from the sentence that reads:

“This contractual arrangement may only be terminated by mutual consent of the Adviser and the Board of Trustees of the Trust.”

The Staff cited Section 15(a)(3) of the 1940 Act for its position that this agreement can be terminated only by the Board of Trustees. The Staff requested a conforming change, as necessary, in the referenced agreement.

RESPONSE: No change is necessary here. A review of footnote No. 2 and of Section 15(a)(3) of the 1940 Act makes me believe that the Staff has confused this language concerning the termination provision of the expense limitation agreement with the investment advisory agreement.

An expense limitation agreement between the Adviser and Trust is voluntary. To be fair to both the Adviser and Trust, the termination provision must be by mutual consent of the parties. If it were not, there is the risk that one party could take unfair advantage of the other party.

We have added language clarifying that the agreement being discussed in this footnote is the expense limitation agreement.

5.	On page 2 of the prospectus, under “Principal Investment Strategies,” the Staff had several comments and questions concerning what was meant by the phrase “The Fund undertakes a concentrated, fundamentals focused approach to investing?”
a.	Again, the Staff recommended that the Fund eliminate the term “concentrated.”
b.	Again, the Staff asked what was meant by the phrase “fundamentals focused approach” and, if the Adviser focuses on certain fundamentals, what are they?

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c.	The Staff asked that the Fund explain, in plain English, what is meant by stating the Fund makes a “genuine investment in a company?”
d.	The Staff requested the Adviser explain how it “continually searches for the most attractive investment opportunities” and how it makes investment decisions?

RESPONSE: The language and disclosure the Staff questioned has been eliminated. The Fund’s Principal Investment Strategies section has been revised. It now reads:

“GCI Investors, the Fund’s investment adviser (the “Adviser”), seeks to achieve the Fund’s investment objective by actively managing a non-diversified portfolio comprised of 20 to 30 U.S. equity securities, including American Depositary Receipts (“ADRs”). The Fund may invest in companies of any market capitalization or economic sector.”

6.	The Staff requested that the Fund review and consider re-ordering its Principal Risks.

RESPONSE: The changes the Staff requested have been made.

7.	The Staff inquired as to whether or not the Adviser has prior experience managing a mutual fund? If not, the Staff suggested that the Fund consider adding a risk factor to that affect.

RESPONSE: The change the Staff requested has been made. The following risk factor was added:

“Lack of Experience of the Adviser. The Adviser has no prior experience as an investment adviser to a mutual fund registered under the Investment Company Act of 1940, as amended.”

8.	On pages 10 and 11 of the prospectus, under Historical Performance of the Adviser’s Private Accounts, the Staff had several comments and questions concerning the Adviser’s disclosure on managing accounts using a similar strategy.
a.	The Staff asked that the Adviser review the disclosure on managing accounts using a similar strategy. The Staff noted that the current disclosure sometimes refers to a single account and at other points refers to multiple accounts.
b.	The Staff asked the Adviser to confirm that if it is a single account, that it is the only account of the Adviser using substantially similar strategies and risks. If not, the Adviser must include all accounts using substantially similar strategies and risks.
c.	If the Adviser is not using standardized SEC calculation, then the Adviser should disclose how the performance was calculated and that it differs from the standardized SEC method of calculation.

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d.	On page 11 of the prospectus, in the final sentence before the Average Annual Total Returns chart, the Staff requested that the phrase “may be lower” be changed to “would be lower.”
e.	The Staff asked the Adviser to represent supplementally that it has all of the necessary records to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

RESPONSE: After discussions with the Adviser, the Adviser has decided not to present its prior performance. The section entitled “Historical Performance of the Adviser’s Private Accounts” has been eliminated from the prospectus.

9.	The Staff requested that the cover page of the Statement of Additional Information include a top title that states “Statement of Additional Information.”

RESPONSE: The change the Staff requested has been made.

Conforming changes to the comments above, as applicable, have been made throughout the prospectus and Statement of Additional information.

The Staff’s comments will be reflected in the Trust’s registration statement to be filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended. The registration statement is being filed to: (i) address the Staff’s comments; (ii) complete the disclosures contained in PEA 354; and (iii) add appropriate exhibits.

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If you have any questions or comments, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:       Adam Kornegay, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Samantha A. Brutlag, Staff of the Division of Investment Management